FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Randall C. Benson, Chief Restructuring Officer of Hollinger Inc. (the "Corporation"), certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Corporation for the interim period ending June 30, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date and for the periods presented in the interim filings; and

4.
The Corporation's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Corporation, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 7, 2007

/s/ Randall C. Benson
Randall C. Benson
Chief Restructuring Officer
Hollinger Inc.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Ronald B. Mitchell, Acting Chief Financial Officer of Hollinger Inc. (the "Corporation"), certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Corporation for the interim period ending June 30, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date and for the periods presented in the interim filings; and

4.
The Corporation's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Corporation, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 7, 2007

/s/ Ronald B. Mitchell
Ronald B. Mitchell
Acting Chief Financial Officer
Hollinger Inc.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Randall C. Benson, Chief Restructuring Officer of Hollinger Inc. (the "Corporation"), certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Corporation for the interim period ending September 30, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date and for the periods presented in the interim filings; and

4.
The Corporation's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Corporation, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 7, 2007

/s/ Randall C. Benson
Randall C. Benson
Chief Restructuring Officer
Hollinger Inc.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Ronald B. Mitchell, Acting Chief Financial Officer of Hollinger Inc. (the "Corporation"), certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Corporation for the interim period ending September 30, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date and for the periods presented in the interim filings; and

4.
The Corporation's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Corporation, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 7, 2007

/s/ Ronald B. Mitchell
Ronald B. Mitchell
Acting Chief Financial Officer
Hollinger Inc.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Randall C. Benson, Chief Restructuring Officer of Hollinger Inc. (the "Corporation"), certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Corporation for the interim period ending December 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date and for the periods presented in the interim filings; and

4.
The Corporation's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Corporation, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 7, 2007

/s/ Randall C. Benson
Randall C. Benson
Chief Restructuring Officer
Hollinger Inc.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Ronald B. Mitchell, Acting Chief Financial Officer of Hollinger Inc. (the "Corporation"), certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Corporation for the interim period ending December 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date and for the periods presented in the interim filings; and

4.
The Corporation's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Corporation, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 7, 2007

/s/ Ronald B. Mitchell
Ronald B. Mitchell
Acting Chief Financial
Hollinger Inc.